Exhibit 99.2

Important Information:

        This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC's web site (http://www.sec.gov), or at the web site http://www.bayer.com.

        This is not an offer of Bayer AG's securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

        Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

        This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange and in the reports filed with the U.S. Securities and Exchange Commission. Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

        The following is an English summary of a speech given by the Chairman of the Executive Board of Schering AG on April 19, 2006 as posted on the intranet of Bayer AG:

"Medium: BNC

Subject: Speech, Hubertus Erlen, Schering Shareholders Meeting

        Head of Schering Dr. Hubertus Erlen at the pharmaceutical company's shareholders meeting

"Bayer-Schering-Pharma will be successful with combined strengths"

        Berlin. "Through the combination of the pharmaceutical business of Bayer AG with Schering AG emerges a new global company with very good prospects for the future," remarked the chairman of the board of management of Schering AG, Dr. Hubertus Erlen, at the shareholders meeting of the pharmaceutical company in Berlin. On the previous day, the management and supervisory boards of the company announced in a joint opinion that, after reviewing the offer document, they view the formal offer of Bayer AG positively and recommend its acceptance to the shareholders of Schering AG.

        "Schering and the pharmaceutical business of Bayer sensibly complement one another with a view to the strategic orientation towards special markets. This is also good news for our patients," noted Erlen in his speech. "Through the combination of our research activities we will achieve a competitive advantage that will allow us to put innovation on the market even faster. And both companies have demonstrated their abilities not only in Europe but also in the growth markets in America and Asia." Finally, the offer of EUR 86 per share is a fair price. He considered the development potential of the company.

        "The incorporation of the name Schering in the new company name Bayer-Schering-Pharma not only ensures the continuity of one of the reputable pharmaceutical markets for doctors and patients. It is simultaneously an external sign of the agreed fair and balanced integration process to preserve the Schering expertise," said Erlen. The integration of Schering in Bayer AG takes place against the background of a record year 2005 and with the tailwind of a dynamic business development in year 2006.

        Erlen: "I do not want to conceal the fact that there are also, of course, great challenges that lie ahead of us. The development of new innovative products is getting more and more costly. Safety requirements are continuously increasing. I am convinced that the new company Bayer-Schering-Pharma is fit for these opportunities and challenges. I have no doubt that it will be successful with combined strengths."